Exhibit 99.1

Fiverr Announces Third Quarter 2021 Results

•
Strong results across all metrics: Q3’21 revenue grew 42% y/y, driven by 33% y/y growth of active buyers, 20% y/y of spend per buyer and continued improvement of take rate, underscoring the strength and resilience of our business

•
Acquisition of Stoke Talent and CreativeLive: We made two acquisitions in Q4 that mark important investments towards our long-term vision of the future of work, where we empower businesses to implement a multi-channel freelancer strategy and support freelancers with all aspects of their lifestyles

•
Launch of Fiverr Workspace: We completed the first phase of the AND.CO integration and rebranded it to Fiverr Workspace, aiming to provide an all-in-one solution for freelancers to manage their business

•	Launched new brand campaign: Launched new brand campaign “Something from Nothing” on TV and digital channels in the U.S., U.K., Australia and Germany

•	Published our first ESG report: Our ESG report details how Fiverr plans to empower our community of buyers and sellers through technology and create positive social, economic, and environmental impact

•	Expecting a strong finish to the year: Fiverr expects business momentum to continue and is updating guidance for 2021 with 54-56% revenue growth

NEW YORK, November 10, 2021 - Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, today reported financial results for the third quarter of 2021. Complete operating results and management commentary can be found in the Company’s shareholder letter which is posted to its investor relations website at investors.fiverr.com.

“Fiverr delivered a strong third quarter as we saw revenue growth of 42% y/y. We are also making exciting progress towards our long-term vision of the future of work with the acquisitions of CreativeLive and Stoke Talent, further strengthening our value proposition to increase market share in our massive TAM,” said Micha Kaufman, Fiverr’s Founder and CEO, “I’m also thrilled to announce the launch of our new brand campaign, which deeply resonates with me and underscores our belief that anyone should have access to opportunities to pursue their dreams.”

Ofer Katz, Fiverr’s President and CFO, added, “Fiverr continues to deliver strong financial results amidst the still uncertain backdrop of the pandemic. The underlying strength and scale of our business, together with secular trends towards digital transformation will drive long-term growth for the company.”

Third Quarter 2021 Financial Highlights

•	Revenue in the third quarter of 2021 was $74.3 million, an increase of 42% year over year.
•	Active buyers as of September 30, 2021 grew to 4.1 million, compared to 3.1 million as of September 30, 2020, an increase of 33% year over year.
•	Spend per buyer as of September 30, 2021 reached $234, compared to $195 as of September 30, 2020, an increase of 20% year over year.
•	Take rate for the quarter ended September 30, 2021 was 28.4%, up from 27.0% for the quarter ended September 30, 2020, an increase of 140 basis points year over year.
•
GAAP gross margin in the third quarter of 2021 was 83.3%, a decrease of 10 basis points from 83.4% in the third quarter of 2020. Non-GAAP gross margin in the third quarter of 2021 was 84.4%, flat from 84.4% in the third quarter of 2020.

•
GAAP net loss in the third quarter of 2021 was ($14.3) million, or ($0.39) basic and diluted net loss per share, compared to ($0.5) million, or ($0.01) basic and diluted net loss per share, in the third quarter of 2020. Non-GAAP net income in the third quarter of 2021 was $7.7 million, or $0.21 basic net income per share and $0.19 diluted net income per share, compared to $4.7 million, or $0.13 basic net income per share and $0.12 diluted net income per share, in the third quarter of 2020.

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Adjusted EBITDA[1] in the third quarter of 2021 improved to $7.3 million, compared to $4.2 million in the third quarter of 2020. Adjusted EBITDA margin was 9.8% in the third quarter of 2021, an improvement of 180 basis points from 8.0% in the third quarter of 2020.

Financial Outlook

We are introducing Q4’21 and raising our full-year 2021 guidance. Given the uncertainty of the ongoing impact and unprecedented conditions surrounding the COVID-19 pandemic on economies globally, we will provide investors with updated business trends as they evolve:

	Q4 2021	FY 2021
Revenue	$74.5 - $77.5 million	$292.4 - $295.4 million
Year over year growth	33%-39% y/y	54%-56% y/y
Adjusted EBITDA	$5.5 - $7.0 million	$19.5 - $21.0 million

1 Adjusted EBITDA is a non-GAAP financial measure. See “Key Performance Metrics and Non-GAAP Financial Measure” for additional information regarding this and other non-GAAP metrics used in this release.

Conference Call and Webcast Details

Fiverr will host a conference call to discuss its financial results on Wednesday, November 10, 2021, at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Fiverr’s Investor Relations website. An archived version will be available on the website after the call. Investors and analysts can participate in the conference call by dialing +1 (844) 200-6205, or +1 (929) 526-1599 for callers outside the United States, and enter the passcode, 912489. A telephonic replay of the conference call will be available until Wednesday, November 17, 2021, beginning one hour after the end of the conference call. To listen to the replay please dial +1 (866) 813-9403, or +44 (204) 525-0658 for callers outside the United States, and enter replay code 675131.

About Fiverr

Fiverr’s mission is to change how the world works together. Since 2010, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 500 categories, across 9 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended September 30, 2021, 4.1 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Investor Relations:
Jinjin Qian
investors@fiverr.com

Press:
Siobhan Aalders
press@fiverr.com

CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$145,641	$268,030
Marketable securities	147,173	129,372
User funds	126,746	97,984
Bank deposits	134,000	90,000
Restricted deposit	346	346
Other receivables	8,612	5,418
Total current assets	562,518	591,150

Marketable securities	295,391	228,048
Property and equipment, net	6,415	6,265
Operating lease right of use asset	13,394	15,611
Intangible assets, net	9,227	5,884
Goodwill	15,900	11,240
Restricted deposit	2,589	2,589
Other non-current assets	709	415
Total assets	$906,143	$861,202

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$4,225	$3,622
User accounts	118,171	92,027
Deferred revenue	9,113	5,957
Other account payables and accrued expenses	42,871	40,396
Operating lease liabilities, net	3,397	3,307
Current maturities of long-term loan	2,316	560
Total current liabilities	180,093	145,869

Long-term liabilities:
Convertible notes	366,964	352,034
Operating lease liabilities	11,383	13,861
Long-term loan and other non-current liabilities	426	4,035
Total long-term liabilities	378,773	369,930
Total liabilities	$558,866	$515,799

Shareholders' equity:
Share capital and additional paid-in capital	565,266	517,444
Accumulated deficit	(218,065)	(172,573)
Accumulated other comprehensive income	76	532
Total shareholders' equity	347,277	345,403
Total liabilities and shareholders' equity	$906,143	$861,202

 CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenue	$74,324	$52,345	$217,907	$133,625
Cost of revenue	12,436	8,708	36,510	23,485
Gross profit	61,888	43,637	181,397	110,140

Operating expenses:
Research and development	20,490	11,642	57,469	32,149
Sales and marketing	38,298	25,548	119,121	66,976
General and administrative	12,395	7,430	36,271	19,051
Total operating expenses	71,183	44,620	212,861	118,176
Operating loss	(9,295)	(983)	(31,464)	(8,036)
Financial income (expenses), net	(4,959)	570	(13,877)	1,392
Loss before income taxes	(14,254)	(413)	(45,341)	(6,644)
Income taxes	(95)	(41)	(151)	(89)
Net loss attributable to ordinary shareholders	$(14,349)	$(454)	$(45,492)	$(6,733)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.39)	$(0.01)	$(1.27)	$(0.21)
Basic and diluted weighted average ordinary shares	36,512,243	35,278,996	35,959,243	32,382,183

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Operating Activities
Net loss	(14,349)	(454)	(45,492)	(6,733)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,413	1,130	4,104	3,111
Loss from disposal of property plant and equipment, net	(32)	-	(32)	-
Amortization of discount of marketable securities	2,135	495	5,616	158
Amortization of discount and issuance costs of convertible notes	5,040	-	14,917	-
Shared-based compensation	15,104	3,756	38,761	9,580
Net income (loss) from exchange rate fluctuations	26	(302)	328	(89)
Changes in assets and liabilities:
User funds	(5,133)	(8,543)	(28,762)	(37,208)
Operating lease ROU assets and liabilities, net	86	-	(171)	-
Other receivables	(1,064)	(444)	(2,331)	(331)
Trade payables	362	97	615	2,277
Deferred revenue	738	754	3,133	2,560
User accounts	4,448	7,441	26,144	34,361
Other account payables and accrued expenses	968	2,886	13,704	6,468
Payment of contingent consideration	-	-	(507)	(1,960)
Non-current liabilities	-	1	(235)	163
Net cash provided by operating activities	9,742	6,817	29,792	12,357

Investing Activities
Investment in marketable securities	(69,107)	(24,125)	(235,938)	(195,947)
Proceeds from sale of marketable securities	65,325	6,851	144,320	157,390
Bank deposits	(5,000)	(10,000)	(44,000)	(25,000)
Acquisition of business, net of cash acquired	-	-	(9,288)	-
Acquisition of intangible asset	-	(1,230)	-	(1,230)
Purchase of property and equipment	(654)	(516)	(1,354)	(1,053)
Capitalization of internal-use software	(250)	(199)	(572)	(650)
Other receivables and non-current assets	-	17	-	71
Net cash used in investing activities	(9,686)	(29,202)	(146,832)	(66,419)

Financing Activities
Proceeds from follow on offering, net	-	(777)	-	129,893
Payment of deferred issuance costs related to follow on offering	-	-	(381)	-
Payment of convertible notes deferred issuance costs	-	-	(34)	-
Payment of contingent consideration	-	-	(1,105)	(2,040)
Proceeds from exercise of share options	915	1,841	7,266	6,493
Tax withholding in connection with employees' options exercises and vested RSUs	(1,732)	(473)	(10,361)	1,783
Repayment of long-term loan	(143)	(128)	(416)	(372)
Net cash provided by (used in) financing activities	(960)	463	(5,031)	135,757

Effect of exchange rate fluctuations on cash and cash equivalents	(177)	344	(318)	98
Increase (decrease) in cash and cash equivalents	(1,081)	(21,578)	(122,389)	81,793
Cash and cash equivalents at the beginning of period	146,722	127,542	268,030	24,171
Cash and cash equivalents at the end of period	145,641	105,964	145,641	105,964

KEY PERFORMANCE METRICS

	Nine Months Ended
	September 30,
	2021	2020

Annual active buyers (in thousands)	4,121	3,108
Annual spend per buyer ($)	$234	$195

RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands, except gross margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP gross profit	$61,888	$43,637	$181,397	$110,140
Add:
Share-based compensation and other	372	55	989	212
Depreciation and amortization	454	483	1,331	1,456
Non-GAAP gross profit	$62,714	$44,175	$183,717	$111,808
Non-GAAP gross margin	84.4%	84.4%	84.3%	83.7%

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET INCOME AND NET INCOME PER SHARE
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net loss attributable to ordinary shareholders	$(14,349)	$(454)	$(45,492)	$(6,733)
Add:
Depreciation and amortization	$1,413	$1,130	$4,104	$3,111
Share-based compensation	15,104	3,756	38,761	9,580
Contingent consideration revaluation, acquisition related costs and other	55	302	2,576	(164)
Convertible notes amortization of discount and issuance costs	5,040	-	14,917	-
Exchange rate loss, net	400	-	377	-
Non-GAAP net income	$7,663	$4,734	$15,243	$5,794
Weighted average number of ordinary shares - basic	$36,512,243	$35,278,996	$35,959,243	$32,382,183
Non-GAAP basic net income per share attributable to ordinary shareholders	0.21	0.13	0.42	0.18

Weighted average number of ordinary shares - diluted	$40,779,521	$38,417,934	$40,625,294	$34,916,206
Non-GAAP diluted net income per share attributable to ordinary shareholders	$0.19	$0.12	$0.38	$0.17

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(In thousands, except adjusted EBITDA margin data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net loss	$(14,349)	$(454)	$(45,492)	$(6,733)
Add:
Financial expense (income), net	$4,959	$(570)	$13,877	$(1,392)
Income taxes	95	41	151	89
Depreciation and amortization	1,413	1,130	4,104	3,111
Share-based compensation	15,104	3,756	38,761	9,580
Contingent consideration revaluation, acquisition related costs and other	55	302	2,576	(164)
Adjusted EBITDA	$7,277	$4,205	$13,977	$4,491
Adjusted EBITDA margin	9.8%	8.0%	6.4%	3.4%

RECONCILIATION OF GAAP TO NON-GAAP OPERATING EXPENSES
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP research and development	$20,490	$11,642	$57,469	$32,149
Less:
Share-based compensation	5,247	1,267	14,258	3,511
Depreciation and amortization	205	149	582	395
Non-GAAP research and development	$15,038	$10,226	$42,629	$28,243

GAAP sales and marketing	$38,298	$25,548	$119,121	$66,976
Less:
Share-based compensation	3,765	809	9,810	1,888
Depreciation and amortization	695	444	2,020	1,112
Contingent consideration revaluation, acquisition related costs and other	402	-	1,097	121
Non-GAAP sales and marketing	$33,436	$24,295	$106,194	$63,855

GAAP general and administrative	$12,395	$7,430	$36,271	$19,051
Less:
Share-based compensation	5,720	1,625	13,704	3,969
Depreciation and amortization	59	54	171	148
Contingent consideration revaluation, acquisition related costs and other	(347)	302	1,479	(285)
Non-GAAP general and administrative	$6,963	$5,449	$20,917	$15,219

Key Performance Metrics and Non-GAAP Financial Measures

This release includes certain key performance metrics and financial measures not based on GAAP, including Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers, take rate and tROI. Some amounts in this release may not total due to rounding. All percentages have been calculated using unrounded amounts.

We define GMV or Gross Merchandise Value as the total value of transactions ordered through our platform, excluding value added tax, goods and services tax, service chargebacks and refunds. We define active buyers on any given date as buyers who have ordered a Gig or other services on our platform within the last 12-month period, irrespective of cancellations. Spend per buyer on any given date is calculated by dividing our GMV within the last 12-month period by the number of active buyers as of such date. Take rate is revenue for any such period divided by GMV for the same period.

Management and our board of directors use these metrics as supplemental measures of our performance that is not required by, or presented in accordance with GAAP because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations. We also use these metrics for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives and to evaluate our capacity to expand our business.

Adjusted EBITDA, Adjusted EBITDA margin, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP net income (loss) and Non-GAAP net income (loss) per share as well as operating metrics, including GMV, spend per buyer, active buyers, take rate and tROI should not be considered in isolation, as an alternative to, or superior to net loss, revenue, cash flows or other performance measure derived in accordance with GAAP. These metrics are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that the presentation of non-GAAP metrics is an appropriate measure of operating performance because they eliminate the impact of expenses that do not relate directly to the performance of our underlying business.

These non-GAAP metrics should not be construed as an inference that our future results will be unaffected by unusual or other items. Additionally, Adjusted EBITDA and other non-GAAP metrics used herein are not intended to be a measure of free cash flow for management's discretionary use, as they do not reflect our tax payments and certain other cash costs that may recur in the future, including, among other things, cash requirements for costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and other non-GAAP metrics as supplemental measures of our performance. Our measure of Adjusted EBITDA and other non-GAAP metrics used herein is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

See the tables above regarding reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

We are not able to provide a reconciliation of non-GAAP financial measures guidance for the fourth quarter of 2021, and the fiscal year ending December 31, 2021 to the comparable GAAP measures, because certain items that are excluded from non-GAAP financial measures cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share based compensation, amortization of intangible assets, income or loss on revaluation of contingent consideration, convertible notes amortization of discount and issuance costs and exchange rate income or loss as applicable without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, GAAP measures in the future.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the fourth quarter of 2021 and the fiscal year ending December 31, 2021, our expected future Adjusted EBITDA profitability, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic that may impact the demand for our services or have a material adverse impact on our and our business partners’ financial condition and results of operations; our ability to attract and retain a large community of buyers and freelancers; our ability to achieve profitability; our ability to maintain and enhance our brand; our dependence on the continued growth and expansion of the market for freelancers and the services they offer; our ability to maintain user engagement on our website and to maintain and improve the quality of our platform; our dependence on the interoperability of our platform with mobile operating systems that we do not control; our ability and the ability of third parties to protect our users’ personal or other data from a security breach and to comply with laws and regulations relating to consumer data privacy and data protection; our ability to detect errors, defects or disruptions in our platform; our ability to comply with the terms of underlying licenses of open source software components on our platform; our ability to expand into markets outside the United States; our ability to achieve desired operating margins; our compliance with a wide variety of U.S. and international laws and regulations; our ability to protect our intellectual property rights and to successfully halt the operations of copycat websites or misappropriation of data; our reliance on Amazon Web Services; our ability to mitigate payment and fraud risks; our dependence on relationships with payment partners, banks and disbursement partners; our dependence on our senior management and our ability to attract new talent; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2021, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.